UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No.  5  )

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

WESTPORT RESOURCES CORPORATION

(FORMERLY KNOWN AS BELCO OIL & GAS CORP.)

(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE PER SHARE

(Title of Class of Securities)

961418100

(CUSIP Number)

C/O HOWARD L. BOIGON

1670 BROADWAY STREET

SUITE 2800

DENVER, COLORADO 80202

(303) 573-5404

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPY TO:

STEPHEN W. JOHNSON, ESQUIRE

REED SMITH LLP

435 SIXTH AVENUE

PITTSBURGH, PENNSYLVANIA 15219

(412) 288-3131

April 13, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The total number of shares of Common Stock, par value $0.01 per share (“Common Stock”), of Westport Resources Corporation (“Issuer” or the “Company”) reported herein is 11,536,471 shares, which constitutes 17.04% of the total number of shares outstanding as of March 3, 2004.  Ownership percentages set forth herein are based on the Issuer’s Form 10-K filed on March 5, 2004, which disclosed that there were 67,716,290 shares of Common Stock of Issuer outstanding, and 2,930,000 shares of Preferred Stock, par value $0.01 per share (“Preferred Stock”), outstanding and convertible into 1,364,779 shares of Common Stock, at a conversion rate of 0.465795 shares of Common Stock per share of Preferred Stock.

CUSIP No. 961418100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) EQT Investments, LLC 51-0394048

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds See Item 3

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,527,971

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 11,527,971

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,527,971

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 17.02%

14.	Type of Reporting Person OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Equitable Resources, Inc. 25-0464690

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds See Item 3

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,527,971 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 11,527,971 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,527,971 (1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 17.02%

14.	Type of Reporting Person OO

(1)  Includes 11,527,971 shares of Issuer Common Stock held by EQTI, a wholly owned subsidiary of Equitable Resources, Inc. (“Equitable”).  Equitable may be deemed to beneficially own these shares.  Equitable disclaims beneficial ownership of the shares of Issuer Common Stock held by EQTI.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Murry S. Gerber

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds See Item 3

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,534,471 (2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 11,534,471 (2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,534,471

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 17.03%

14.	Type of Reporting Person IN

(2)  Includes (i) 11,527,971 shares of Issuer Common Stock held by EQTI, a wholly owned subsidiary of Equitable, beneficial ownership of which shares may be attributable to Murry S. Gerber, Chairman, President and CEO of Equitable, and (ii) 6,500 shares of Issuer Common Stock held by Mr. Gerber directly.  Mr. Gerber disclaims beneficial ownership of 11,527,971 shares of Issuer Common Stock held by EQTI.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David L. Porges

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds See Item 3

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,529,971 (3)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 11,529,971 (3)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,529,971

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 17.03%

14.	Type of Reporting Person IN

(3)  Includes (i) 11,527,971 shares of Issuer Common Stock held by EQTI, a wholly owned subsidiary of Equitable, beneficial ownership of which shares may be attributable to David L. Porges, Executive Vice President and Chief Financial Officer of Equitable, and (ii) 2,000 shares of Issuer Common Stock directly held by Mr. Porges.  Mr. Porges disclaims beneficial ownership of 11,527,971 shares of Issuer Common Stock held by EQTI.

THIS AMENDMENT NO. 5 TO SCHEDULE 13D RELATES TO THE SCHEDULE 13D ORIGINALLY FILED ON BEHALF OF THE REPORTING PERSONS WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 31, 2001 (AS AMENDED BY AMENDMENT NO. 1 TO SCHEDULE 13D FILED WITH THE COMMISSION ON APRIL 7, 2003, AS AMENDED AND RESTATED BY AMENDMENT NO. 2 TO SCHEDULE 13D FILED WITH THE COMMISSION ON OCTOBER 21, 2003, AS AMENDED BY AMENDMENT NO. 3 TO SCHEDULE 13D FILED WITH THE COMMISSION ON NOVEMBER 18, 2003, AS AMENDED BY AMENDMENT NO. 4 TO SCHEDULE 13D FILED WITH THE COMMISSION ON DECEMBER 4, 2003, THE “SCHEDULE 13D”).  THE SCHEDULE 13D IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY AS FOLLOWS:

SCHEDULE 13D

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the Common Stock, par value $0.01 per share (“Common Stock”), of Westport Resources Corporation (“Issuer”).  The principal executive offices of the Issuer are located at 1670 Broadway Street, Suite 2800, Denver, Colorado 80202.

Item 2.	Identity and Background

This Schedule 13D is being filed by EQT Investments, LLC, a Delaware limited liability company (“EQTI”), Equitable Resources, Inc., a Pennsylvania corporation (“Equitable” and together with EQTI, the “EQT Entities”), and the following individuals: Murry S. Gerber and David L. Porges.

EQTI's principal business is to serve as a holding company for various subsidiaries and affiliates of Equitable.  The address of EQTI's principal office is: 801 West Street, 2nd Floor, Wilmington, Delaware 19801.  EQTI is a wholly owned subsidiary of Equitable.

The principal business of Equitable is to serve as an integrated energy company with an emphasis on Appalachian area natural gas supply, natural gas transmission and distribution and leading-edge energy management services for customers throughout the United States and selected foreign markets.  The address of its principal office is: One Oxford Centre, 301 Grant Street, Suite 3300, Pittsburgh, Pennsylvania 15219.  Murry S. Gerber is the Chairman, President and Chief Executive Officer of Equitable.  David L. Porges is the Executive Vice President and Chief Financial Officer of Equitable.  The address of each of Mr. Gerber and Mr. Porges is: One Oxford Centre, Suite 3300, 301 Grant Street, Pittsburgh, Pennsylvania 15219.  Mr. Gerber and Mr. Porges are United States citizens.

Neither EQTI, Equitable nor Messrs. Gerber and Porges, have, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
The shares of Common Stock to which this statement on Schedule 13D relates were acquired by means other than purchase. The method of acquisition is described in Item 4 below.

Item 4.	Purpose of Transaction

On August 21, 2001, the stockholders of Belco Oil & Gas Corp., a Nevada corporation (“Belco”), and the stockholders of Westport Resources Corporation, a Delaware corporation (“Westport”), approved and adopted an Agreement and Plan of Merger dated as of June 8, 2001  (the “Belco Merger Agreement”) by and between Belco and Westport providing for the merger of Westport with and into Belco (the “Belco Merger”).  In connection with the Belco Merger, Belco changed its name to Westport Resources Corporation.  Westport stockholders received one share of Issuer Common Stock for each share of old Westport Common Stock they owned.  ERI Investments, Inc., a wholly owned subsidiary of Equitable (“ERI”), was a Westport stockholder and received 13,911,152 shares of Issuer Common Stock in the Belco Merger.

On March 28, 2003, NORESCO Holdings, Inc. (“NORESCO”) and Equitable Production Company (“EQT Production”), each a wholly owned subsidiary of Equitable, acquired 330,000 shares and 575,000 shares, respectively, of Issuer Common Stock from ERI pursuant to that certain Contribution Agreement dated as of March 28, 2003 among NORESCO, EQT Production and ERI (the “Subsidiary Contribution Agreement”).  On March 28, 2003, Equitable Resources Foundation, Inc. (the “Foundation”) acquired 861,650 shares (the “Donated Shares”) of Common Stock of the Issuer by gift from NORESCO and EQT Production, pursuant to that certain Donor Pledge Agreement dated as of March 28, 2003 among NORESCO, EQT Production, the Foundation and certain parties named therein (the “Donor Pledge Agreement”).  NORESCO donated 314,200 shares of Issuer Common Stock to the Foundation.  EQT Production donated 547,450 shares of Issuer Common Stock to the Foundation.  The Foundation subsequently sold the Donated Shares on March 31, 2003 to fund the Foundation and to provide liquidity for the Foundation’s anticipated charitable giving commitments.

On May 19, 2003, EQT Production and NORESCO donated 27,550 shares and 15,800 shares of Issuer Common Stock, respectively, to the Foundation, which shares had been acquired by capital contribution from ERI on March 28, 2003.  On May 20, 2003, the Foundation sold the remaining 43,350 shares of Issuer Common Stock that were acquired by gift from EQT Production and NORESCO.

The descriptions of the Donor Pledge Agreement and the Subsidiary Contribution Agreement contained herein are qualified in their entirety by reference to the applicable agreements, which were filed with the SEC on April 7, 2003 as Exhibit 10.3 and Exhibit 10.4 to Amendment No. 1 to Schedule 13D, respectively.

A Termination and Voting Agreement, dated as of October 1, 2003 (the “Voting Agreement”), was entered into among Issuer, Westport Energy LLC, a Delaware limited liability company (“WELLC”), ERI, Medicor Foundation, a Liechtenstein foundation, formed pursuant to the Liechtenstwein Persons and Companies Act (“Medicor,” and together with WELLC, the

“Medicor Group”), and certain stockholders named therein (the “Belfer Group”), pursuant to which, among other things, the Third Amended and Restated Shareholders Agreement (the “Third Amended and Restated Shareholders Agreement”), dated as of February 14, 2003, among Issuer, ERI, the Medicor Group and the Belfer Group was terminated effective October 1, 2003.  Pursuant to the Voting Agreement, Mr. Porges was designated as a director of the Company by ERI and ERI, the Medicor Group and certain members of the Belfer Group (collectively, the “Voting Parties”) agree to vote shares of Issuer Common Stock owned and controlled by them for the election of each Voting Party’s nominee (Mr. Porges, in the case of ERI) for election as a director at the Company’s 2004 Annual Meeting of Stockholders.  The Voting Agreement provides that each Voting Party has the right to nominate one director for election at Issuer’s 2004 Annual Meeting of Stockholders to serve as a Class 3 member of the Board of Directors of Issuer until Issuer’s Annual Meeting of Stockholders in 2007.  In addition, each Voting Party will have the right, subject to applicable law, to remove, with or without cause, any director nominated in accordance with the Voting Agreement and each of the Voting Parties are required to vote their shares of Issuer Common Stock in furtherance of this right of removal from the board.  The Voting Parties have the right to nominate any replacement for a director nominated in accordance with the provisions of the Voting Agreement upon the death, resignation, retirement, disqualification or removal from office of such director.

In connection with the termination of the Third Amended and Restated Shareholders Agreement, the Registration Rights Agreement, dated as of October 1, 2003 (the “Registration Rights Agreement”), was entered into among Issuer, ERI, the Medicor Group, and certain members of the Belfer Group (individually a “Registration Rights Party” and collectively the “Registration Rights Parties”).  The Registration Rights Agreement continues in effect substantially the same registration rights that ERI, the Medicor Group and the Belfer Group had under the Third Amended and Restated Shareholders Agreement.  Pursuant to the Registration Rights Agreement, ERI, the Medicor Group and their respective permitted transferees have three demand registration rights and certain members of the Belfer Group have two demand registration rights.  Under the Registration Rights Agreement, each Registration Rights Party has the right to participate in a registration demanded by another Registration Rights Party, and in that case, the demand will not count as a demand registration for purposes of the number of demand registration rights the demanding party has under the Registration Rights Agreement.  Each of the Registration Rights Parties has unlimited piggyback registration rights.  In connection with registration rights received under the Registration Rights Agreement, each of the Registration Rights Parties agreed to enter into holdback agreements if requested by the underwriters in underwritten offerings.  The Registration Rights Agreement became effective simultaneously upon the termination of the Third Amended and Restated Shareholders Agreement.

The descriptions of the Voting Agreement and Registration Rights Agreement contained herein are qualified in their entirety by reference to the applicable agreements, which were filed with the SEC on October 21, 2003 as Exhibit 10.1 and Exhibit 10.2 to Amendment No. 2 to Schedule 13D, respectively.

On October 31, 2003, ERI merged (the “ERI Merger”) with and into EQTI. Pursuant to the ERI Merger, the 13,006,152 shares of Issuer Common Stock held by ERI were transferred by operation of law to EQTI, and EQTI succeeded to the rights and duties of ERI under the Voting Agreement and Registration Rights Agreement.
On November 24, 2003 EQTI sold 1,258,181 shares of Issuer Common Stock in a Rule 144 transaction.
On December 22, 2003 EQTI sold an additional 220,000 shares of Issuer Common Stock in a Rule 144 transaction.

On April 6, 2004, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Kerr-McGee Corporation (“Parent”) and Kerr-McGee (Nevada) LLC, a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which the Issuer will be merged with and into Merger Sub (the “Merger”) and Merger Sub will continue as the surviving entity.  In the Merger, each share of Issuer Common Stock outstanding will be converted into 0.71 shares of Parent common stock.  The closing of the Merger is subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement.

In connection with the Merger, the Issuer entered into a Termination Agreement (the “Termination Agreement”) with each of the parties to the Registration Rights Agreement and the Voting Agreement, pursuant to which the parties thereto have agreed that the Registration Rights Agreement and Voting Agreement will terminate and be of no further force or effect as of the effective time of the Merger.

As a condition to Parent entering into the Merger Agreement, Parent required that EQTI enter into a Voting Agreement (the “Parent Voting Agreement”) pursuant to which EQTI has agreed, for so long as the Voting Agreement is in effect, to vote all of EQTI’s shares of Issuer Common Stock: (a) in favor of the Merger and the adoption of the Merger Agreement and the approval of the other transactions contemplated thereby, and any actions required in furtherance thereof; (b) against any action or agreement that EQTI would reasonably expect to result in a breach in any material respect of any covenant, representation or warranty or any other obligation of the Issuer under the Merger Agreement; and (c) against (A) any extraordinary corporate transaction, such as a merger, rights offering, reorganization, recapitalization or liquidation involving the Issuer or any of its subsidiaries (other than the Merger), (B) a sale or transfer of a material amount of assets or capital stock of the Issuer or any of its subsidiaries or (C) any action that is intended, or would reasonably be expected, to prevent or materially delay or otherwise interfere with the Merger and the other transactions contemplated by the Merger Agreement.

In connection with the execution of the Merger Agreement, EQTI gave an irrevocable proxy to Parent to secure the performance of the duties of EQTI under the Parent Voting Agreement.  The Parent was granted EQTI’s irrevocable proxy to vote, or cause to be voted, EQTI’s shares of Issuer Common Stock, or grant a consent or approval in respect of such shares of Issuer Common Stock, at every annual, special or other meeting of the stockholders of the Issuer, and at any adjournment or adjournments thereof, or pursuant to any consent in lieu of a meeting or otherwise, with respect to the matters and in the manner specified in the paragraph directly above.  The irrevocable proxy will terminate immediately upon termination of the Parent Voting Agreement in accordance with its terms.  EQTI has agreed not to grant any proxies or powers of attorney or enter into a voting agreement or other arrangement with respect to such shares of Issuer Common Stock, other than the Parent Voting Agreement.

Under the Parent Voting Agreement, EQTI has also agreed not to sell, transfer, pledge, encumber, assign or otherwise dispose (collectively, “Transfer”) of, or enter into any contract, option or other arrangement or understanding with respect to the Transfer of, EQTI’s shares of Issuer Common Stock or any interest contained therein (other than, if the transactions contemplated by the Merger Agreement are consummated, by operation of law in the Merger), except that EQTI may Transfer any of its shares of Issuer Common Stock to any other stockholder of Issuer who has entered into a voting agreement substantially similar to the Parent Voting Agreement, or to any other person or entity that, prior to or coincident with such Transfer, executes a voting agreement with Parent on terms substantially identical to the terms of the Parent Voting Agreement.  EQTI expects that prior to the Merger it may transfer the shares of Issuer Common Stock it holds to another wholly-owned subsidiary of Equitable.

The Parent Voting Agreement, and the proxy granted thereunder, will terminate and cease to have any force or effect on the earliest of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the written agreement of the parties thereto to terminate the Parent Voting Agreement, (iii) the consummation of the Merger, (iv) the amendment of the Merger Agreement to decrease the exchange ratio or otherwise alter the Merger consideration in a manner adverse to the stockholders of the Issuer unless such amendment has been consented to by certain of the stockholders in writing prior to or simultaneously with such amendment, and (v) if the Merger has not been consummated by October 31, 2004, notice at any time thereafter from either party has been given to the other party of such party's election to terminate the Parent Voting Agreement (provided, however, that the right to terminate pursuant to this clause (v) shall not be available to any party that is in breach in any material respect of its obligations under the Parent Voting Agreement).  Each of Medicor, Westport Energy LLC and certain other stockholders of the Issuer have entered into voting agreements with Parent that are substantially identical to the Parent Voting Agreement.

The shares of Parent common stock that EQTI receives in the Merger in exchange for the shares of Issuer Common Stock it holds will be subject to Rule 145 under the Securities Act of 1933, as amended (the “Securities Act”).  Under Rule 145, sales of Parent common stock that EQTI receives in the Merger will be subject to certain restrictions, including a limitation on the amount of stock that can be sold in any three-month period, unless the shares are sold in a transaction registered under the Securities Act or pursuant to an exemption from registration.  These Rule 145 restrictions are similar to the Rule 144 restrictions currently applicable to EQTI with respect to the shares of Issuer Common Stock held by EQTI.  Pursuant to the Merger Agreement, EQTI will execute an agreement with Parent pursuant to which EQTI agrees to sell the shares of Parent common stock EQTI receives in the Merger only in accordance with Rule 145 or in a transaction registered under the Securities Act or pursuant to an exemption from registration.

In connection with the Merger, EQTI entered into a Registration Rights Agreement dated as of April 6, 2004 with Parent (the “Parent Registration Rights Agreement”), pursuant to which Parent has agreed to use its reasonable efforts to file promptly (and in any event within 30 days) after the filing of a Registration Statement on Form S-4 to be filed in connection with the

Merger, a registration statement on Form S-3 or other appropriate form pursuant to Rule 415 under the Securities Act to register the shares of Parent common stock that EQTI will acquire in the Merger (the “Registration Statement”), and to use its reasonable efforts to cause the Registration Statement to be declared effective by the Securities and Exchange Commission at the effective time of the Merger or as soon as practicable thereafter.  Under the Parent Registration Rights Agreement EQTI may from time to time specify by notice to Parent the specific manner in which it intends to sell the Parent common stock it receives in the Merger, including by means of up to one underwritten offering.  Such notice must be given prior to the earlier of (i) the first anniversary of the effective time of the Merger, or (ii) the sale of all of the shares of Parent common stock EQTI receives in the Merger.

The descriptions of the Termination Agreement, the Parent Voting Agreement, the Parent Registration Rights Agreement and the Merger Agreement contained herein are qualified in their entirety by reference to the applicable agreement, which are attached hereto as Exhibit 10.1, Exhibit 10.2, Exhibit 10.3 and Exhibit 10.4, respectively.

None of the reporting persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of the Schedule 13D.  Each of the reporting persons may, at any time and from time to time, review or reconsider its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

THIS SCHEDULE 13D DOES NOT CONSTITUTE AN OFFER FOR ANY SECURITIES FOR SALE.  THE SALE OF ANY COMMON STOCK HELD BY ANY EQT ENTITIES WILL BE MADE ONLY BY MEANS OF A PROSPECTUS OR PURSUANT TO AN EXEMPTION FROM REGISTRATION.

Item 5.	Interest in Securities of the Issuer

(a)           EQTI directly owns 11,527,971 shares of Issuer Common Stock, representing 17.02% of Issuer Common Stock outstanding as of March 3, 2004, which are subject to the Voting Agreement, the Registration Rights Agreement, the Termination Agreement, the Parent Voting Agreement and the Parent Registration Rights Agreement.  Equitable does not directly own any shares of Issuer Common Stock.  Equitable, however, as the parent of EQTI, may be deemed to have indirect ownership of 11,527,971 shares of Issuer Common Stock.  Equitable disclaims beneficial ownership of the 11,527,971 shares of Issuer Common Stock held by EQTI.

Murry S. Gerber directly owns 6,500 shares of Issuer Common Stock, representing .00959% of Issuer Common Stock outstanding as of March 3, 2004.  Mr. Gerber, Chairman, President and Chief Executive Officer of Equitable, the parent of EQTI, may be deemed to have indirect ownership of 11,527,971 shares of Issuer Common Stock.  Mr. Gerber disclaims beneficial ownership of the 11,527,971 shares of Issuer Common Stock held by EQTI.

David L. Porges directly owns 2,000 shares of Issuer Common Stock, representing .00295% of Issuer Common Stock outstanding as of March 3, 2004.  Mr. Porges, Executive Vice President and Chief Financial Officer of Equitable, the parent of EQTI, may be deemed to have indirect ownership of 11,527,971 shares of Issuer Common Stock. Mr. Porges disclaims beneficial ownership of the 11,527,971 shares of Issuer Common Stock held by EQTI.

(b)           Each of Equitable and EQTI may be deemed to have the sole power to vote and dispose of 11,527,971 shares of Issuer Common Stock.  Mr. Gerber may be deemed to have the sole power to vote and dispose of 11,534,471 shares of Issuer Common Stock.  Mr. Porges may be deemed to have the sole power to vote and dispose of 11,529,971 shares of Issuer Common Stock.  Each of Equitable, Mr. Gerber and Mr. Porges disclaims beneficial ownership of 11,527,971 shares of Issuer Common Stock held by EQTI.  The principal business, if applicable, and the address of each of EQTI, Equitable and Messrs. Porges and Gerber are listed in Item 2.  Messrs. Porges and Gerber are United States citizens.

Neither Equitable, EQTI nor Messrs. Porges and Gerber have, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c) None of the persons named in paragraph (a), above, has effected any transactions in Issuer Common Stock during the past 60 days.
(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

EQTI, Equitable, and Messrs. Porges and Gerber have no contracts, arrangements, understandings or relationships (legal or otherwise) between themselves and any other person with respect to any securities of the Issuer other than those described in Item 4 hereof or below:

(a) Termination and Voting Agreement, dated as of October 1, 2003, by and among Westport Resources Corporation, Westport Energy LLC, ERI Investments, Inc., Medicor Foundation, and certain stockholders named therein.

(b) Registration Rights Agreement, dated as of October 1, 2003, by and among Westport Resources Corporation, Westport Energy LLC, ERI Investments, Inc., Medicor Foundation, and certain stockholders named therein.

(c) Termination Agreement, dated as of April 6, 2004, by and among Westport Resources Corporation, Westport Energy LLC, EQT Investments, LLC (a successor-in-interest to ERI Investments, Inc.), Medicor Foundation, and certain stockholders named therein.

(d) Voting Agreement, dated as of April 6, 2004, by and between Kerr-McGee Corporation and EQT Investments, LLC (a successor-in-interest to ERI Investments, Inc.).

(e) Registration Rights Agreement, dated as of April 6, 2004, by and among Kerr-McGee Corporation, Westport Energy LLC, EQT Investments, LLC (a successor-in-interest to ERI Investments, Inc.), Medicor Foundation, and certain stockholders named therein.

(f) Donor Pledge Agreement, dated as of March 28, 2003, among NORESCO Holdings, Inc., Equitable Production Company, and Equitable Resources Foundation, Inc.
(g) Contribution Agreement, dated as of March 28, 2003, among NORESCO Holdings, Inc., Equitable Production Company, and ERI Investments, Inc.
(h) Joint Filing Agreement dated as of December 4, 2003.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

10.1

Termination Agreement, dated as of April 6, 2004, by and among Westport Resources Corporation, Westport Energy LLC, EQT Investments, LLC (a successor-in-interest to ERI Investments, Inc.), Medicor Foundation, and certain stockholders named therein (filed herewith).

10.2

Voting Agreement, dated as of April 6, 2004, by and among Kerr-McGee Corporation, Westport Energy LLC, EQT Investments, LLC (a successor-in-interest to ERI Investments, Inc.), Medicor Foundation, and certain stockholders named therein (filed herewith).

10.3

Registration Rights Agreement, dated as of April 6, 2004, by and among Kerr-McGee Corporation, Westport Energy LLC, EQT Investments, LLC (a successor-in-interest to ERI Investments, Inc.), Medicor Foundation, and certain stockholders named therein (filed herewith).

10.4

Agreement and Plan of Merger, dated as of April 6, 2004, among Kerr-McGee Corporation, Kerr-McGee (Nevada) LLC, and Westport Resources Corporation (filed as Exhibit 2.1 to Form 8-K filed with the SEC on April 7, 2004).

10.5

Termination and Voting Agreement, dated as of October 1, 2003, by and among Westport Resources Corporation, Westport Energy LLC, ERI Investments, Inc., Medicor Foundation, and certain stockholders named therein (filed as Exhibit 10.1 to Amendment No. 2 to Schedule 13D filed with the SEC on October 21, 2003).

10.6

Registration Rights Agreement, dated as of October 1, 2003, by and among Westport Resources Corporation, Westport Energy LLC, ERI Investments, Inc., Medicor Foundation, and certain stockholders named therein (filed as Exhibit 10.2 to Amendment No. 2 to Schedule 13D filed with the SEC on October 21, 2003).

10.7

Donor Pledge Agreement dated as of March 28, 2003 among NORESCO Holdings, Inc., Equitable Production Company, and Equitable Resources Foundation, Inc and certain parties named therein (filed as Exhibit 10.3 to Amendment No. 1 to Schedule 13D filed with the SEC on April 7, 2003).

10.8

Contribution Agreement dated as of March 28, 2003 among NORESCO Holdings, Inc., Equitable Production Company, and ERI Investments, Inc. (filed as Exhibit 10.4 to Amendment No. 1 to Schedule 13D filed with the SEC on April 7, 2003).

99.1	Joint Filing Agreement dated as of December 4, 2003 (filed as Exhibit 99.1 to Amendment No. 4 to Schedule 13D filed with the SEC on December 4, 2003).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2004

EQT INVESTMENTS, LLC

	By:	/s/ KENNETH J. KUBACKI

	Name:	Kenneth J. Kubacki

	Title:	Vice President

EQUITABLE RESOURCES, INC.

	By:	/s/ MURRY S. GERBER

	Name:	Murry S. Gerber

	Title:	Chairman, President and Chief Executive Officer

/s/ MURRY S. GERBER
Murry S. Gerber

/s/ DAVID L. PORGES
David L. Porges

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

10.1

Termination Agreement, dated as of April 6, 2004, by and among Westport Resources Corporation, Westport Energy LLC, EQT Investments, LLC (a successor-in-interest to ERI Investments, Inc.), Medicor Foundation, and certain stockholders named therein (filed herewith).

10.2

Voting Agreement, dated as of April 6, 2004, by and among Kerr-McGee Corporation, Westport Energy LLC, EQT Investments, LLC (a successor-in-interest to ERI Investments, Inc.), Medicor Foundation, and certain stockholders named therein (filed herewith).

10.3

Registration Rights Agreement, dated as of April 6, 2004, by and among Kerr-McGee Corporation, Westport Energy LLC, EQT Investments, LLC (a successor-in-interest to ERI Investments, Inc.), Medicor Foundation, and certain stockholders named therein (filed herewith).

10.4

Agreement and Plan of Merger, dated as of April 6, 2004, among Kerr-McGee Corporation, Kerr-McGee (Nevada) LLC, and Westport Resources Corporation (filed as Exhibit 2.1 to Form 8-K filed with the SEC on April 7, 2004).

10.5

Termination and Voting Agreement, dated as of October 1, 2003, by and among Westport Resources Corporation, Westport Energy LLC, ERI Investments, Inc., Medicor Foundation, and certain stockholders named therein (filed as Exhibit 10.1 to Amendment No. 2 to Schedule 13D filed with the SEC on October 21, 2003).

10.6

Registration Rights Agreement, dated as of October 1, 2003, by and among Westport Resources Corporation, Westport Energy LLC, ERI Investments, Inc., Medicor Foundation, and certain stockholders named therein (filed as Exhibit 10.2 to Amendment No. 2 to Schedule 13D filed with the SEC on October 21, 2003).

10.7

Donor Pledge Agreement dated as of March 28, 2003 among NORESCO Holdings, Inc., Equitable Production Company, and Equitable Resources Foundation, Inc and certain parties named therein (filed as Exhibit 10.3 to Amendment No. 1 to Schedule 13D filed with the SEC on April 7, 2003).

10.8

Contribution Agreement dated as of March 28, 2003 among NORESCO Holdings, Inc., Equitable Production Company, and ERI Investments, Inc. (filed as Exhibit 10.4 to Amendment No. 1 to Schedule 13D filed with the SEC on April 7, 2003).

99.1	Joint Filing Agreement dated as of December 4, 2003 (filed as Exhibit 99.1 to Amendment No. 4 to Schedule 13D filed with the SEC on December 4, 2003).